TeliaSonera Increases Holdings In Eesti Telekom

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 9, 2006--TeliaSonera (STO:TLSN) has increased its holding in the Estonian subsidiary Eesti Telekom, which in turn owns the companies Elion and EMT. The shares were acquired at a price of SEK 71. 76 (EUR 7. 741) per share. The total purchase price is SEK 127. 7 millions (EUR 13.8 millions).

    TeliaSonera owns 51.55 percent of the capital and votes in the company after the transaction.

    In December 2004, TeliaSonera increased its holdings in Eesti Telekom to over 50 percent and consolidated the company. The acquisition of an additional 1.29 percent of the company gives a total share holding of 51.55 percent. Through the purchase, TeliaSonera confirms its long-term commitment to Eesti Telekom and strengthens its position as the leading communications company in the Nordic and Baltic regions.

    "TeliaSonera has always been clear about its long-term desire to increase its holdings in Eesti Telekom and we now further strengthen our position in the company," says Kenneth Karlberg, President of TeliaSonera Norway, Denmark and Baltic Countries.

    Forward-Looking Statements

    Statements made in the press release relating to future status or circumstances, including future performance and other trend projections, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT: TeliaSonera Norway, Denmark and Baltic countries
Birgitta Grafstrom, (0)8-713 58 30